James O’Connor July 1, 2008 Page 1 of 4

2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8089 F: (215) 564-8120

July 1, 2008

Via EDGAR Transmission and Electronic Mail James O’Connor U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Delaware Group Foundation Funds, on behalf of Delaware Aggressive
Allocation Portfolio, Delaware Moderate Allocation Portfolio and Delaware Conservative Allocation Portfolio File Nos. 333-38801 and 811-08457

Dear Mr. O’Connor:

     On behalf of Delaware Aggressive Allocation Portfolio, Delaware Moderate Allocation Portfolio and Delaware Conservative Allocation Portfolio (collectively, the “Portfolios”), each a series of Delaware Group Foundation Funds (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) conveyed via telephone on June 27, 2008 with respect to the preliminary proxy statement (the “Proxy Statement”) that was filed on June 18, 2008. Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

     1. Comment. The section of the Proxy Statement entitled “How will the Restructuring be effected?” must address the tax implications and any adverse impact of the proposed Restructuring to the shareholders of the Portfolios. In particular, this section should address how shareholders of the Portfolios will be affected by capital gains resulting from the proceeds of the in-kind redemption.

     Response. The following language has been added to the section of the Proxy Statement entitled “How will the Restructuring be effected?”:

     Each Portfolio will bear any transaction costs realized in connection with the reinvestment of the redemption proceeds received from the Underlying Funds. In addition, each Portfolio will incur capital gains or losses from the redemption of the Portfolios’ investments in the Underlying Funds. Any such gains or losses will be passed through to the Portfolios’ shareholders, net of other

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James O’Connor July 1, 2008 Page 2 of 4

capital gains or losses for the Portfolios. As of June 27, 2008, the estimated total unrealized gain/(loss) was: $829,300, $16,600, and ($1,082,100) for the Aggressive Allocation, Moderate Allocation, and Conservative Allocation Portfolios, respectively. Currently, no Portfolio has any material capital loss carryovers that may be used to offset any capital gains that may be realized by a Portfolio in the Restructuring.

     2. Comment. The section of the proxy statement entitled “Trustees’ Considerations and Determinations” must address the Board’s conclusions concerning its evaluation of the material factors forming the basis for its approval of the proposed Restructuring. For instance, the fact that the Board of Trustees’ considered the investment performance of the adviser, the level of profits to be realized by the adviser, and the extent to which the parent company of the registrant may receive ancillary benefits were addressed without disclosure of the Board’s conclusions.

     Response. The requested disclosure has been added to the section of the Proxy Statement entitled “Trustees’ Considerations and Determinations.” A copy of the revised "Trustees’ Considerations and Determinations" section is attached hereto as Exhibit A.

*  *  *

     The Registrant acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Proxy Statement; (ii) Staff comments to the Proxy Statement, or changes to the Proxy Statement in response to Staff comments thereto, do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

     In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of Proxy Statement.

     Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours, /s/ Cory O. Hippler Cory O. Hippler

cc:	Cori E. Daggett Kristin Ives

EXHIBIT A

Trustees’ Considerations and Determinations

     At the Trustees’ meeting held on May 21 and 22, 2008, the Board of Trustees considered the proposal for the Restructuring. In particular, the Trustees considered the Portfolios’ operating history, performance and historical sales. The Trustees considered the fact that the Restructuring would substantially reduce indirect fees and expenses for the Portfolios. The Trustees also anticipated a reduction in total expenses from 1.69%, 1.60% and 1.52% of average net assets for Class A shares of the Aggressive Allocation, Moderate Allocation and Conservative Allocation Portfolios, respectively, to 1.15% for each of the Portfolios in the first year following the Restructuring, due, in part, to the one-year fee waiver. The Trustees also considered potential growth opportunities for the Portfolios following the proposed Restructuring, given the potential advantages of the proposed strategy changes to the Portfolios, i.e., permitting increased investment in foreign securities, including emerging market securities, the enhanced ability to adapt to changes in world markets, and the possibility of tactical allocation across international markets. The Trustees also considered Management’s intention to effect the transaction through redemptions in-kind to the extent practicable to avoid certain transaction costs. The Trustees concluded that based upon the information provided, the proposed Restructuring was in the best interests of the Portfolio's shareholders.

     With respect to the proposed amendment to the Investment Management Agreement, the Trustees considered that, in exchange for an increase in management fees, DMC would be taking on additional responsibilities for direct management of assets and implementation of asset allocation strategies on behalf of the Portfolios in connection with the proposed Restructuring. The Trustees also considered the proposed introduction of breakpoints, as described above, which would permit the Portfolios to recognize economies of scale with sufficient growth of assets under management. More generally, the Trustees considered the nature, extent, and quality of services DMC had provided to the Portfolios and the Underlying Funds, including reports furnished to the Board throughout the year at regular Board Meetings covering matters such as: the performance of the Portfolios; the Underlying Funds; compliance of portfolio managers with the investment policies, strategies, and restrictions for the Portfolios; the compliance of management personnel with the Code of Ethics adopted throughout the Delaware Investments Family of Funds complex; and the adherence to fair value pricing procedures as established by the Trustees. The Trustees also considered the transfer agent and shareholder services provided to Portfolio shareholders by Delaware Investments’ affiliate, Delaware Service Company, Inc. (“DSC”), noting DSC’s commitment to maintain a high level of service and the continuing expenditures by Delaware Investments to improve the delivery of shareholder services. Additionally, throughout 2007, Management provided the Trustees with detailed information regarding the successful commencement of the outsourcing of certain investment accounting functions that are expected to improve the quality and cost of delivering investment accounting services to the Portfolios. The Trustees considered these factors in concluding that they were satisfied with the services rendered by DMC and its affiliate to the Portfolios and their shareholders.

     The Trustees considered the investment performance of DMC. Although consideration was given to performance reports and discussions with portfolio managers at Board meetings throughout the year, particular weight was given to the reports prepared by Lipper, Inc. (an independent statistical compilation organization) for prior annual contract renewal meetings.

The Trustees concluded that they were satisfied with the investment performance of DMC.

     The Trustees considered management fee and total expense comparison data for the Portfolios and other comparable funds presented in the Board materials. Management provided the Trustees with information on pricing levels and fee structures for the Portfolios. The Trustees focused particularly on the comparative analysis of the management fees and total expense ratios of the Portfolios and the management fees and expense ratios of a group of similar funds. The Trustees noted their objective to limit the Fund’s total expense ratio to an acceptable range. The Board was satisfied with the proposed management fees and anticipated post-Restructuring total expenses of the Portfolios in comparison to other similar funds.

     The Trustees also considered the level of profits to be realized by DMC and its affiliate fund service providers (“Delaware Investments”) in connection with the operation of the Portfolios. In this respect, the Trustees considered the Investment Management Profitability Analysis that addressed the overall profitability of Delaware Investments’ business in providing management and other services to each of the individual Delaware funds and the Delaware Investments Family of Funds as a whole. The Trustees also considered the extent to which Delaware Investments might derive ancillary benefits from Portfolio operations, including the potential for procuring additional business as a result of the prestige and visibility associated with its role as service provider to the Delaware Investments Family of Funds and the benefits from allocation of fund brokerage to improve trading efficiencies. The Trustees found that the level of profitability of Delaware Investments and the ancillary benefits received and expected to be received by Delaware Investments was satisfactory.

     The Trustees considered whether economies of scale are realized by Delaware Investments as each Portfolio’s assets increase and the extent to which any economies of scale are reflected in the level of investment management fees charged. The Trustees took into account the breakpoints proposed in connection with the change in the investment management fee. Breakpoints in the investment management fee occur when the fee rate is reduced on assets in excess of specified levels. This results in a lower investment management fee than would otherwise be the case on all assets when those asset levels specified are exceeded. The Trustees noted that the fee proposed under the Portfolios’ Investment Management Agreement fell within the standard structure for special domestic equity funds and domestic fixed income funds. Although no Portfolio had reached a size at which it can take advantage of breakpoints, the Trustees recognized that the fee is structured so that when the Portfolio grows, economies of scale may be shared.

     The Trustees also considered Delaware Investments’ efforts to improve services provided to Portfolio shareholders. Based upon all of the foregoing, the Trustees found the proposed investment management fees to be reasonable in light of the services to be rendered.